UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2008

Commission File Number: 001-33587

PERFECT WORLD CO., LTD.

8th Floor, Huakong Building, No. 1 Shangdi East Road,

Haidian District, Beijing 100085, People’s Republic of China

(86 10) 5885-8555

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-     N/A

PERFECT WORLD CO., LTD.

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perfect World Co., Ltd.

By:	/s/ Kelvin Wing Kee Lau
Name:	Kelvin Wing Kee Lau
Title:	Chief Financial Officer

Date: December 8, 2008

Exhibit 99.1

PERFECT WORLD ANNOUNCES SHARE PURCHASE

AGREEMENT WITH INTERSERV

Beijing China (December 8, 2008) - Perfect World Co., Ltd. (NASDAQ: PWRD) (“Perfect World” or the “Company”), a leading online game developer and operator in China, today announced that it has entered into a share purchase agreement with Global InterServ (B.V.I.) Inc., a subsidiary of InterServ International Inc. (GTSM: 6169), a Taiwan-based game developer (“InterServ”), and Global InterServ (Caymans) Inc., a Cayman Islands company (“InterServ Caymans”). Under this share purchase agreement, InterServ (the beneficial owner of 100% of InterServ Caymans) agreed to sell 100% of the shares of InterServ Caymans to Perfect World. Perfect World has agreed to purchase these shares for an aggregate purchase price of approximately US$23.0 million. Upon consummation of the transactions contemplated in the share purchase agreement, InterServ Caymans will become a wholly owned subsidiary of Perfect World.

“We are very pleased to sign this agreement with InterServ,” commented Mr. Michael Chi, Chairman and Chief Executive Officer of Perfect World. “The acquisition will allow us to further strengthen our game development capabilities through two subsidiaries of InterServ Caymans located in Shanghai and Chengdu, and generate synergies with our strong existing game development platform. Pursuing strategic acquisitions and strengthening leading-edge technology through continuous R&D have always been two of our core strategies. We’re deeply committed to executing our strategies to maximize shareholder value over time.”

About Perfect World Co., Ltd. (http://www.pwrd.com)

Perfect World Co., Ltd. (NASDAQ: PWRD) is a leading online game developer and operator in China. Perfect World primarily develops three-dimensional (“3D”) online games based on the proprietary Angelica 3D game engine and game development platform. The Company’s strong technology and creative game design capabilities, combined with extensive local knowledge and experience, enable it to frequently and rapidly introduce popular games that are designed to cater to changing customer preferences and market trends in China. The Company’s current portfolio of self-developed online games includes 3D massively multiplayer online role playing games (“MMORPGs”): “Perfect World,” “Legend of Martial Arts,” “Perfect World II,” “Zhu Xian,” “Chi Bi” and “Pocketpet Journey West;” and a 3D online casual game: “Hot Dance Party.” While most revenues are generated in China, the Company’s games have been licensed to leading game operators in a number of countries and regions in Asia, Europe and South America. The Company plans to continue to explore new and innovative business models and remains deeply committed to maximizing shareholder value over time.

About InterServ International Inc. (http://www.is-games.com)

InterServ International Inc. (GTSM: 6169) is a Taiwan-based leading developer of video games for various platforms including PC and console. InterServ has developed many games receiving international acclaims from the US, Japan, and Greater China, including the Most Innovative Game of E3. The company’s proprietary cross-platform 3D engines are capable of supporting massively multiplayer games across different gaming platforms. InterServ is one of the most experienced developers in Taiwan having worked with leading international publishers, including Sega of America (“Iron Phoenix”, Xbox Live), Namco Bandai Games (“Mage Knight”, PC), Microsoft (“Word Puzzle”, XBLA), and many others.

Safe Harbor Statements

This press release contains forward-looking statements. These statements constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “future,” “plans,” “believes” and similar statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, but are not limited to, our limited operating history, our ability to protect our intellectual property rights, our ability to respond to competitive pressure, changes of the regulatory environment in China, and economic slowdown in China and/or elsewhere. Further information regarding these and other risks is included in Perfect World’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Perfect World does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact

Perfect World Co., Ltd.

Vivien Wang

Investor Relations Officer

Tel: +86-10-5885-1813

Fax: +86-10-5885-6899

Email: ir@pwrd.com

http://www.pwrd.com

Christensen Investor Relations

Kathy Li

Tel: +1-480-614-3036

Fax: +1-480-614-3033

Email: kli@christensenir.com

Roger Hu

Tel: +852-2117-0861

Fax: +852-2117-0869

Email: rhu@christensenir.com

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